Exhibit 99.1

Proposal 5
(Revised Proposal)

APPROVAL OF A ONE-TIME GRANT OF 26,667 PSUs AND
13,333 RSUs OF THE COMPANY TO EREZ ANTEBI, OUR CEO

Further to our consideration of certain shareholder feedback, we have set out below a revised equity grant proposal for our CEO.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. If this Proposal 5 is not approved by the affirmative vote of our shareholders, the Company will NOT be authorized to award any equity grant to our Chief Executive Officer.

Overview

The Company’s compensation and nominating committee and the Company’s Board approved, contingent upon the approval of this Proposal 5 by our shareholders at the Annual Meeting, a one-time grant of 26,667 PSUs (at target) and 13,333 RSUs (such PSUs and RSUs together, the “Awards”) with an exercise price of NIS 0.01 per unit to Mr. Erez Antebi, our CEO.  If this Proposal 5 is approved by our shareholders at the Annual Meeting, the Awards will be granted effective as of the date of the Annual Meeting and will, subject to continued employment, vest in three equal annual installments commencing with the first anniversary of the Annual Meeting, provided that the vesting of the PSUs will be subject to additional terms and conditions as described below.

We strive to provide a mix of compensation that supports a pay-for-performance culture and emphasizes long-term incentives. Our executive compensation packages have historically included equity grants, which we believe to be effective tools in aligning performance with compensation.

We have designed our CEO’s compensation package, including the proposed grant, with the objective of aligning a significant portion of his compensation with shareholder interests and long-term corporate performance. Our long-term success depends, in part, on our ability to continue to retain our CEO, who has been, and is expected to remain, vital to the Company’s short- and long-term success. Accordingly, a significant portion of the CEO’s pay package consists of long-term equity incentive compensation. Our compensation and nominating committee and Board have structured Mr. Antebi’s equity compensation to vest over extended periods, thus emphasizing long-term growth and vision rather than short-term gains, while motivating retention of a talented executive.

The performance metrics for the PSUs consist of annual gross revenues and security as a service (SECaaS) revenues (each such performance metric, a “KPI”), which are viewed as key factors in our long-term success. The number of earned and vested PSUs will be determined by our Compensation and Nominating Committee based on the attainment of target performance criteria in the 2022 fiscal year (such performance criteria with respect to each KPI, a “Target”), following the Board’s approval of the Company’s revenues for the 2022 fiscal year. The threshold performance level has been set at 75% of the Target for each KPI. Entitlement based on performance will be determined based on the percentage of achievement calculated by dividing the actual result of each KPI by the relevant Target. Outperformance on one KPI may be considered by Compensation and Nominating Committee in the event of underperformance on the other KPI, provided the aggregate number of PSUs to be awarded will not exceed 26,667.  Once the number of PSUs to which Mr. Antebi is entitled, if any, is determined based on achievement of the KPIs, one-third of the PSUs would vest on the first anniversary of the date of the Annual Meeting (or, if the achievement of the KPIs had not been determined at such time, on the day such determination is made), with the remainder vesting in equal installments on each of the next two anniversaries of the date of the Annual Meeting, subject in each case to Mr. Antebi’s continued employment with the Company.  By way of example, meeting the respective threshold levels will entitle Mr. Antebi to 75% of the PSUs awarded (with 6,666 or 6,667 vesting per annum, or 20,000 ordinary shares in total) and target performance will entitle him to 100% of the PSUs awarded (with 8,889 vesting per annum, or 26,667 ordinary shares in total).

The compensation and nominating committee have the discretion to reasonably adjust (increase or decrease) the PSU performance metrics and their relative weights, to the extent they reasonably determine that such adjustment is necessary to preserve the intended incentives and benefits of the PSUs, if any of the following events has a material impact on the performance metrics during the performance period:

•	unusual or non-recurring events, such as acquisitions;
•	changes in our accounting principles or tax laws; and
•	events related to currency fluctuations.
The proposed grant is intended to keep our CEO’s total annual compensation package competitive and appropriate for the role of a CEO of a technology company of our size and scope, while continuing to align his interests closely with those of our shareholders.

Our compensation and nominating committee and Board believe that it is in the best interest of our shareholders and the Company to grant Mr. Antebi the proposed Awards, thereby ensuring a competitive and industry-conscious equity compensation package. If this Proposal 5 is not approved at the Annual Meeting, it could ultimately impede our ability to retain a highly-qualified CEO who remains critical to leading the Company towards long-term success and to incentivize him to continue delivering value to our shareholders.

The compensation and nominating committee and the Board are committed to responsible management of earnings-per-share dilution as the Company must balance the requirements associated with its equity compensation program during its growth stage with the effect on dilution. Therefore, the compensation and nominating committee and the Board continue to review the Company’s equity compensation practices to ensure that they remain in line with evolving regulatory conditions and changes in best practices. The Company remains focused on open and ongoing dialogue with its shareholders and welcomes regular feedback regarding its compensation policies.

The Israeli Companies Law requires that this grant be approved by the compensation and nominating committee, the Board and the shareholders of the Company, in that order. The Company’s compensation and nominating committee and the Board have approved the compensation described above and have determined that it is consistent with the Company’s Compensation Policy, and the proposed compensation now requires approval by the Company’s shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

 “5.          RESOLVED, that an equity award to Erez Antebi as set forth in Proposal 5 as of the date of the Annual Meeting is hereby approved.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution, provided that either:

•
a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the resolution; or

•
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting - What vote is required to approve each proposal presented at the Annual Meeting?” above.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.